SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

May 30, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Three months ended March 31, 2003

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

March 31, 2003 and December 31, 2002

		2003	2002

		(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents		$3,072	$1,792
Accounts receivable		285	283
Marketable securities (note 3)		3,801	3,781
Bridge loans receivable (note 2)		15,894	12,243

		23,052	18,099

Investments (note 4)		921	3,283
Bridge loans receivable (note 2)		4,531	4,808

		$28,504	$26,190

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		$123	$294
Deferred revenue		1,094	484

		1,217	778

Shareholders’ equity:
Share capital (note 5)		27,497	27,373
Contributed surplus		50	84
Deficit		(260)	(2,045)

		27,287	25,412

		$28,504	$26,190

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”	Director

“A. Murray Sinclair”	Director

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

Three months ended March 31, 2003 and 2002

	2003	2002

Revenues:
Interest and related fees (note 6)	$1,213	$30
Other	11	-

	1,224	30

Expenses:
Accounting and legal	26	46
General and administrative	86	23
Management fee (note 6)	-	12
Officer, director and employee compensation (note 6)	117	60

	229	141

Income (loss) before other items	995	(111)

Other:
Gain on disposal of securities (note 6)	1,668	-
Foreign exchange gain (loss)	(878)	-

	790	-

Net income (loss) for the period	1,785	(111)

Deficit, beginning of period	(2,045)	(11,231)

Deficit, end of period	$(260)	$(11,342)

Basic and diluted earnings (loss) per share	$0.06	$(0.01)

Weighted average shares outstanding	28,758,161	8,177,456

See accompanying notes to consolidated financial statements.

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

Three months ended March 31, 2003 and 2002

	2003	2002

Cash provided by (used in):

Operations:
Net income (loss)	$1,785	$(111)
Items not involving cash:
(Gain) loss on sale of investments	(1,668)	-
Foreign exchange and other	260	-
Capitalized interest on loans	-	(23)
Changes in non -cash balances relating to operations:
Accounts receivable	(2)	-
Accounts payable and accrued liabilities	(171)	56
Deferred revenue	610	-

	814	(78)

Investments:
Purchase of securities	(597)	-
Proceeds on sale of securities	4,806	-
Advances on bridge loans	(9,246)	-
Proceeds from repayment of bridge loans	5,413	8

	376	8

Financing:
Issuance of common shares	90	-

Increase (decrease) in cash and cash equivalents	1,280	(70)
Cash and cash equivalents, beginning of period	1,792	77

Cash and cash equivalents, end of period	$3,072	$7

Supplementary cash flow information:
Cash paid for interest and income taxes	$–	$–
Cash received for interest	–	–
Non-cash financing and investing activities:
Shares received as bridge loan bonuses	199	–

See accompanying notes to consolidated financial statements.

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Three months ended March 31, 2003

1.	Basis of presentation:
The interim consolidated financial statements include the accounts of Quest Investment Corporation and its subsidiaries (“the Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is a merchant banking organization that focuses on providing financial services, specifically bridge loans, to small and mid-cap companies in North America. The Company participates in investments in securities and assets in circumstances where management identifies an opportunity to allocate capital to securities with capital appreciation potential or to undervalued assets.

The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the audited annual financial statements. The interim consolidated financial statements should be read conjunction with the audited annual financial statements and the notes thereto for the year ended December 31, 2002.

On July 4, 2002, Bradstone Equity Partners, Inc. (“Bradstone”), Peruvian Gold Limited (“Peruvian”), Glenex Industries Inc. (“Glenex”) and Stockscape.com Technologies Inc. (“Stockscape”), pursuant to a plan of arrangement, amalgamated and the resulting corporation is called Quest Investment Corporation (“the Company”).

2.	Bridge loans receivable:
Bridge loans and promissory notes bear interest at various rates and are collateralized and\or supported by guarantees. All amounts are payable on terms of up to 15 months. As at March 31, 2003, bridge loans receivable are denominated in the currencies of both Canada and United States. Of the total, $14,425,000 (US$9,828,000) is denominated in United States dollars and the remaining of $6,000,000 is denominated in Canadian dollars. There were no loan write-off’s or impairments recorded during the current quarter.

Loans receivable are comprised of:

	2003	2002

Bridge loans and promissory notes (note 6)	$20,425	$17,051

Less: current portion	15,894	12,243

	$4,531	$4,808

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Three months ended March 31, 2003

3.	Marketable securities:

	Marketable securities are comprised of:

		2003	2002

	Publicly traded companies – quoted market value
	$3,926,000 (note 6)	$3,191	$3,171
	Other	610	610

		$3,801	$3,781

4.	Investments:

	Investments are comprised:

		2003	2002

	Publicly traded companies – quoted market value
	$3,184,000 (note 6)	$921	$3,283

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Three months ended March 31, 2003

5.	Share capital:
	(a)	Authorized: 100,000,000 Class A Subordinate Voting Shares 100,000,000 Class B Multiple Voting Shares (5 votes per share) 100,000,000 First Preferred Shares 100,000,000 Second Preferred Shares
	(b)	Issued and outstanding:
		Number of shares	Stated Value

	Class A Subordinate Voting Shares
	Balance, December 31, 2002	24,591,952	$23,660
	Issued for cash on exercise of stock options	116,577	124

	Balance, March 31, 2003	24,708,529	23,784

	Class B Multiple Voting Shares
	Balance, March 31, 2003 and December 31, 2002	4,067,766	3,713

			$27,497

(c)	Stock options:

		Number of	Exercise price
	Class A Subordinate Voting Shares	stock options	per share

	Outstanding, December 31, 2002	233,154	$0.77
	Exercised	(116,577)	$0.77

	Outstanding, March 31, 2003	116,577	$0.77

	Stock options outstanding expire on April 12, 2004.

(d)	Warrants:

		Number of	Exercise price
	Class A Subordinate Voting Shares	warrants	per share

	Outstanding, March 31, 2003 and December 31, 2002	96,649	$2.07

	Warrants outstanding expire on June 30, 2003.

QUEST INVESTMENT CORPORATION

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

(Dollar amounts in tables expressed in thousands of Canadian Dollars)

(Prepared in accordance with Canadian GAAP)

(Unaudited)

Three months ended March 31, 2003

6.	Related party transactions:
a) Prior to the Arrangement, Stockscape and Glenex had entered into Services Agreement with Quest Management Corp. (“QMC”), a company related by virtue of certain officers and directors in common. Under these agreements, Stockscape and Glenex agreed to pay QMC a fee aggregating $8,500 per month plus expenses for office space, supplies, and accounting services. During the three months ended March 31, 2003, $25,500 (2002 - $nil) was charged by Quest.

b) Prior to the Arrangement, the Company was paying A&E a management fee equal to 1.5% of assets under administration less certain recoverable amounts. For the three months ended March 31, 2003, the Company paid A&E fees of $Nil (2002 - $12,000). The Company terminated this agreement effective June 30, 2002.

c) Bridge loans and promissory notes includes $6,574,000 in amounts due from related parties by virtue of certain officers and directors in common. During the three months ended March 31, 2003, the Company received $58,000 (2002 - $30,000) in interest and fees from related parties by virtue of certain officers and directors in common.

d) Marketable securities includes $1,780,000 of shares held in companies related by virtue of certain officers and directors in common. During the three months ended March 31, 2003, the Company recorded a gain on disposal of securities of $Nil (2002 - $nil) from related parties by virtue of certain officers and directors in common.

e) Investments includes $585,000 of shares held in a company related by virtue of a certain director in common. During the three months ended March 31, 2003, the Company recorded a gain on disposal of securities of $183,000 (2002 - $nil) from related parties by virtue of a certain director in common.

f) Officer, director and employee compensation expense includes $48,000 (2002 - $25,680) in consulting fees paid to two directors of the Company for the three months ended March 31, 2003.

QUEST INVESTMENT CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2003

The following discussion and analysis of financial position and results of operations of Quest Investment Corporation (the “Company”) should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2003, and in conjunction with the Joint Information Circular of Viceroy Resource Corporation, Quest Investment Corporation, Avatar Petroleum Inc. and Arapaho Capital Corp. dated April 30, 2003, available on the Internet at www.sedar.com, which contains the Management’s Discussion and Analysis and the audited annual financial statements of the Company.

OVERVIEW

Nature of Business:

Quest Investment Corporation (the “Company”) is a merchant banking organization, which focuses on providing financial services to small and mid-cap companies in North America. Quest is listed on the Toronto Stock Exchange and trades under the symbols “Q.A” and “Q.B”.

Business Combination

On April 5, 2002, Bradstone Equity Partners, Inc. (“Bradstone”) announced that it had entered into an arrangement with Peruvian Gold Limited (“Peruvian”), Glenex Industries Inc. (“Glenex”) and Stockscape.com Technologies Inc. (“Stockscape”). On July 4, 2002, these four companies, pursuant to a plan of arrangement, amalgamated and the resulting name of the corporation was changed to Quest Investment Corporation. Following the amalgamation, the former shareholders of Bradstone held an equity interest of approximately 29% of the amalgamated entity but due to their multiple voting shares, held a voting interest of approximately 55% in the amalgamated entity. From an accounting perspective, Bradstone was deemed to have acquired the other three companies. The assets, liabilities and operations of Peruvian, Glenex and Stockscape are combined with those of Bradstone commencing as of the date of the amalgamation. The comparative figures for 2002 are those of Bradstone. Accordingly, in this discussion and analysis, any reference to the Company prior to the amalgamation refers to Bradstone.

As a result of the amalgamation, the Company issued 20,254,613 Class A subordinated voting Common shares (“Class A Shares”) and stock options and warrants to purchase an additional 692,521 Class A shares in exchange for assets valued at $20,255,000. As a result of the amalgamation, the asset value of the Company has tripled.

Change of Business Focus

Prior to the business combination, Bradstone had operated as an investment and merchant bank, making loans and equity investments in development stage companies. Its stated primary business objective was to achieve capital appreciation through investments in companies, which required equity capital in the early development stage. Most of Bradstone’s capital was deployed in equity investments. At December 31, 2001 approximately 15% of the Company’s assets were in loans and approximately 84% of its assets were in equity investments. After the business combination, there was a change in business focus away from equity investments. The Company commenced an orderly liquidation of the various investments with the intention of reinvesting the proceeds into bridge loans. At December 31, 2002 approximately 65% of the Company’s assets were in loans and approximately 27% of its assets were in equity investments. At March 31, 2003 approximately 72% of the Company’s assets were in bridge loans and approximately 17% of its assets were in equity investments.

FINANCIAL SUMMARY

The Company reports net income of $1,785,000 for the three months ended March 31, 2003 ($0.06 per share) compared with a net loss of $111,000 (loss of $0.01 per share) for the comparable period of 2002.

Revenues

Interest and related fees: Interest and related fees increased from $30,000 in the first quarter of 2002 to $1,213,000 in 2003. During the first six months of 2002, Bradstone was unable to conduct much business due to limited cash resources. The mid-year business combination in 2002 provided the Company with improved liquidity and funded the expansion of the Company’s bridge loan activities which has continued into the first quarter of 2003.

Expenses

Accounting and legal: Costs associated with the mid - year business combination in 2002 accounted for the higher accounting and legal costs in the first quarter of 2002.

General and administrative: General and administrative costs increased from $23,000 in the first quarter of 2002 to $86,000 in 2003 and reflect an increase in corporate activity.

Management fees: Management fees were paid to a related company in 2002 and were calculated as 1.5% of assets under administration, less certain adjustments. This agreement was terminated in July 2002. No such fees were paid in 2003.

Officer, director and employee compensation: Compensation costs increased from $60,000 in the first quarter of 2002 to $117,000 in 2003. With the change of focus from equity investments to bridge loans and the overall increase in corporate activity, it was necessary to employ additional staff to administer the affairs of the Company.

Gain (loss) on disposal of securities: Management continued its policy of reducing its equity portfolio by selling investments as market conditions permitted. It is intended that proceeds from the sale of investments will be used primarily to finance bridge loan activities rather than to reinvest in equity investments. During the three months ended March 31, 2003, the Company recorded a gain on disposal of securities of $1,668,000 (2002 – Nil).

Foreign exchange loss: As of March 31, 2003, the Company had $14,425,000 (US$9,828,000) of bridge loans denominated in United States dollars. The United States dollar declined by approximately 7%, relative to the Canadian dollar, during the first quarter of 2003 and this resulted in the Company recording a foreign exchange loss of $878,000 (2002 – Nil).

FINANCIAL POSITION AND LIQUIDITY

At March 31, 2003 the Company had cash and cash equivalents of $3,072,000 up from $1,792,000 at December 31, 2002. During the quarter the Company continued to sell certain of its marketab le securities and investments and used the proceeds to expand its bridge loan business. Bridge loans increased from $17,051,000 as at December 31, 2002 to $20,425,000 as at March 31, 2003.

Shares outstanding

The Company had the following securities issued and outstanding as at May 23, 2003.

Class A Subordinate Voting Shares
Class A shares issued	24,708,529
Stock options	116,577
Share purchase warrants	96,649
Class A Subordinate Voting Shares – fully diluted	24,921,755

Class B Multiple Voting Shares (Five votes per share)	4,067,766

Total shares fully diluted	28,989,521

RISKS AND UNCERTAINTIES

Dependence on management:

The Company is very dependent upon the personal efforts and commitment of its management team, a small group, who are responsible for the future development of business. To the extent that management’s services would be unavailable for any reason, a disruption to the Company’s business could result.

Early stage development:

The Company is at an early stage of development and has a limited operating history. Bradstone, the predecessor to Quest, commenced operations as an investment and merchant banking company in 1997 and its business model is still evolving. The Company has accumulated losses and may continue to incur lo sses unless and until such time as it generates sufficient revenues to fund its continuing operations. The Company has never paid a dividend and does not anticipate paying any dividends for the foreseeable future. There can be no assurance that the Company’s business will be profitable.

Economic conditions:

Unfavourable stock market conditions could have a serious adverse impact on the Company’s bridge loan business. A significant portion of the Company’s loan business is in the form of short-term bridge financing, designed to fund the borrower’s operations until more permanent financing is arranged. Adverse market conditions could delay the ability of the borrower to arrange such financing and could result in the delay or possible default in repayment of bridge loans to the Company. In addition to interest, the Company usually charges an additional fee, often paid for in shares of the borrower (bonus shares), for making the bridge loan. Such bonus shares often have a four month hold period during which the shares may not be traded. A market downturn during this hold period would reduce the value of the bonus shares. Also, because collateral for bridge loans is often in the form of publicly traded securities, a downturn in the market could reduce the quality of such collateral.

Foreign exchange rates:

The Company’s operations will be exposed from time to time to foreign exchange fluctuations and foreign exchange fluctuations could have a significant adverse effect on it result of operations. The Company records its financial statements in Canadian dollars. Most goods and services are purchased in Canadian dollars but certain assets and revenues are denominated in United States dollars. The Company’s large portfolio of bridge loans denominated in US funds is a source of concern in light of the decline of the US dollar relative to the Canadian dollar since December 31, 2002. The Company will continue to realize foreign exchange losses on its existing US dollar denominated loans if the US dollar does not recover prior to the repayment date for these loans. In May of 2003, the Company implemented policies to minimize foreign exchange risk on future loans.

Fluctuations in interest rates:

The Company’s operating results and cash flows will depend to a considerab le degree upon the levels of net interest income, which is the difference between interest income earned on earning assets and total interest paid on interest-bearing liabilities. At present the Company does not have any interest-bearing debt but may assume such debt in the future. The following factors could adversely affect net interest income: (i) a decrease in the volume of earning assets; (ii) a decrease in the interest rates earned on earning assets; (iii) an adverse change in the mix of earning assets; (iv) an increase in the volume of interest-bearing liabilities; and (v) an increase in the interest rates paid on interest-bearing liabilities.

OUTLOOK

The Company’s income is sensitive to prevailing interest rates, the foreign exchange rate between the Canada and the United States, the dollar amount of bridge loans denominated in US funds, the number of bridge loans completed, the quality of assets received as collateral for those loans and the buoyancy of the stock market. Management is continuing to review the assets acquired as a result of the business combination and intends to dispose of non-strategic assets and to use the proceeds to expand its merchant banking activities. This review may result in write-downs or losses on the disposal of certain assets. In May 2003, management implemented policies to minimize exposure to foreign exchange fluctuations on future bridge loans.

Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Avatar Petroleum Inc. (Avatar) and the Company entered into an arrangement agreement providing for a reorganization of Viceroy, Arapaho, Avatar and the Company by way of statutory plan of arrangement (the Viceroy Arrangement) under the Company Act (British Columbia). Under the terms of this agreement, Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (Quest Management) (which is a wholly owned subsidiary of Arapaho), and the Company, in that order, by way of three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy. Avatar and the Company will be wound-up into Viceroy, and Viceroy will change its name to “Quest Capital Corp.”. Closing of the Viceroy Arrangement is conditional upon, among other things, receipt of all regulatory and shareholder approvals. Shareholders will have an opportunity to vote on this proposal at the Company’s Annual General Meeting, which has been called for June 18, 2003. Additional information regarding this transaction may be obtained by accessing the Company’s information circular on the Internet at www.sedar.com.

If the Viceroy Arrangement is approved, the new corporation will have more than $90 million in total assets, which is more than three times the asset base of the Company at March 31, 2003. This will allow the new corporation to expand its merchant banking business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

(the Registrant)

Date:	May 30, 2003	By:
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a -16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b -12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translatio ns, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.